August 24, 2023

Ms. Jaea Hahn

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Touchstone Funds Group Trust (the "Trust") (File Nos. 033-70958 & 811-08104)

Dear Ms. Hahn:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the "Staff") on July 28, 2023 regarding the amendment to the Trust's registration statement on Form N-1A filed on June 20, 2023 (PEA No. 134 under the Securities Act of 1933, as amended (the "Securities Act")) pursuant to Rule 485(a) under the Securities Act, with respect to the Touchstone International ESG Equity Fund (to be named the Touchstone Sands Capital International Growth Equity Fund) (the "Fund"), a series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust's response.

General Comments

1.Please file a response letter on EDGAR no later than five business days before the effective date of the Registration Statement.

2.Please note that where a comment is made in one section, such comment should be addressed in all other sections where it applies in the Registration Statement.

Response: The Trust agrees with these General Comments.

EDGAR

3.Please update the name of the Fund on EDGAR.

Response: The Trust confirms that it will update the name of the Fund on EDGAR, as requested.

Prospectus

4.Please address the following comment with respect to the section of the Fund's prospectus titled "The Fund's Principal Investment Strategies." The Staff notes the inclusion of the following sentence: "The Fund may also invest up to 30% of its assets in issuers in emerging market or frontier market countries." Please briefly explain the definition of emerging market countries and frontier market countries.

Response: The Trust confirms that it will add the following disclosure to the Fund's principal investment strategy:

"The Fund classifies emerging markets countries as those countries not included in the MSCI World Index, a developed market index. As of June 30, 2023, the countries in the MSCI World Index included: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States. The country composition of the MSCI World Index can change over time. Frontier markets are those emerging market countries that have the smallest, least mature economies and least developed capital markets."

5.Please address the following comment with respect to the section of the Fund's prospectus titled "The Fund's Principal Investment Strategies." Please clarify if the Fund invests in securities according to a particular market capitalization range, and if so please disclose this and add appropriate market capitalization risk disclosure.

Response: The Trust confirms that the Fund invests in companies of any size and does not invest in accordance with a particular market capitalization range. Accordingly, the Trust will update the Fund's principal investment strategy to include the underlined language: "The Fund will generally consider qualifying investments to be in companies of any size that are organized under the laws of, or maintain their principal place of business in a foreign country"."

6.Please address the following comment with respect to the section of the Fund's prospectus titled "The Fund's Principal Investment Strategies." The second to last sentence of the second paragraph states: "Therefore, the Fund may overweight certain geographies or sectors and may underweight other geographies or sectors relative to the stated benchmark." Please provide further clarification of this sentence in light of the fact that the Fund intends to have a concentrated portfolio of 25 to 40 issuers. For example, are the Fund's holdings currently concentrated in a specific sector or geographic area? If so, please provide the appropriate disclosure.

Response: The Trust references the response to comments 9 and 10 below. Although the Fund does intend to hold between 25 and 40 securities, the Trust notes that the Fund does not plan, as part of its investment strategy, to concentrate its investments in the securities of any one sector or geographic area, and that the Fund intends to invest in a variety of sectors and foreign markets.

7.Please address the following comment with respect to the section of the Fund's prospectus titled "The Fund's Principal Investment Strategies." The Staff references the third full paragraph in this section, which notes that the Fund's sub-adviser may consider certain environment, social and governance ("ESG") factors when making investment decisions for the Fund. The Staff also notes that the Fund is removing the term "ESG" from its name. Please clarify whether the Fund is ESG focused, or whether the Fund integrates ESG into its investment analysis, and whether ESG is a main factor in the sub-adviser's investment analysis. If ESG factors are not considered when making every investment decision, then please update the first sentence of the third full paragraph to disclose that the Fund "may" consider ESG when making investment decisions. Please also consider whether "integral" is an accurate way to describe the Fund's ESG investing.

Response: Supplementally, the Trust notes that the Fund going forward is an integration Fund that may consider both ESG factors and non-ESG factors when making investment decisions. The Trust notes that the ESG analysis is one part of the investment selection process and that ESG factors may not be determinative in deciding to include or exclude an investment from the Fund's portfolio. Accordingly, the Trust will add the word "may" and remove the words "an integral" in the third full paragraph, as noted below.

"As ~~an integral~~ part of the evaluation of a company, Sands Capital may consider corporate governance, social, and environmental practices (collectively, "ESG") when it believes such practices may be material to the long-term shareowner value-creation potential of the company."

8.In the Item 9 prospectus disclosure, please identify examples of ESG criteria that the Fund's sub- adviser may consider when making investment decisions. Additionally, please disclose if the Fund can invest in a company that has poor ESG scores if that company scores well on other factors.

Response: The Trust will add the following underlined language to Item 9 of the prospectus, under the sub-heading, "How does the Fund Implement its Investment Goal?" to address this comment:

"As ~~an integral~~ part of the evaluation of a business's fit with the criteria outlined above, Sands Capital may consider~~s~~ corporate governance, social, and environmental practices (collectively, "ESG") when it believes such practices may be material to the long-term shareowner value- creation potential of the company. Sands Capital utilizes proprietary ESG-related research to enhance its evaluation of portfolio businesses. The relevance and materiality of ESG practices vary and are highly dependent on the region, country, industry, and company. Sands Capital's analysis of these practices is integrated into the investment decision making process to the extent it believes they may affect a company's value creation potential. Sands Capital is not obligated to follow any top-down ESG ratings or rankings and, as a result, the Fund may invest in a company that has poor ESG scores if that company scores well on the other criteria noted above."

9.The Staff notes the inclusion of Sector Focus Risk as a principal risk of the Fund. Please clarify whether the Fund is concentrating or focusing its investments in a particular geographic area in addition to market sector, and if so please update the Sector Focus Risk to disclose geographic focus, if relevant. This comment applies to the Items 4 and 9 Sector Focus Risk disclosure.

Response: The Trust respectfully declines to make any edits as a result of this comment as the Trust notes that the Fund does not plan to focus its investments in the securities of any one geographic area and that the Fund intends to invest in a variety of foreign markets. As a result, the Trust does not believe that geographic focus or concentration is a principal risk of the Fund.

10.Will the Fund concentrate in emerging market or frontier market countries? If so, please add the corresponding risks to the prospectus.

Response: The Trust notes that the Fund's prospectus includes Emerging Markets Risk disclosure and Frontier Markets Risk disclosure as part of the Fund's principal risks. Additionally, the Trust notes that the Fund's principal investment strategy currently states that: "The Fund may also invest up to 30% of its assets in issuers in emerging market or frontier market countries." In accordance with the response to comment 9 above, the Trust notes that the Fund does not plan to focus or concentrate its investments in any particular emerging or frontier market. As a result, the Trust respectfully submits that that the current risk disclosure is adequate and declines to make any edits as a result of this comment. The Trust also notes that the Trust will be adding disclosure in the principal investment strategies concerning emerging market and frontier market countries as discussed in the response to comment 4 above.

11.With respect to the ESG Investing Risk disclosure, please consider tailoring this disclosure as the Staff notes that the Fund may be integrating ESG into the Fund's investment decisions, but ESG may not be the main factor in making investment decisions for the Fund. This comment applies to the Items 4 and

9ESG Investing Risk disclosure.

Response: The Trust notes that it will add the underlined word below to the risk disclosure.

"ESG Investing Risk: The Fund's sub-adviser may consider ESG factors that it deems relevant or additive, along with other material factors and analysis, when selecting investments for Fund. The Fund's ESG criteria may cause the Fund to forgo opportunities to buy certain securities, or forgo opportunities to gain exposure to certain industries, sectors, regions and countries. In addition, the Fund may be required to sell a security when it might otherwise be disadvantageous for it to do so."

12.Please address the following comment with respect to Item 9 of the Fund's prospectus titled "Principal Investment Strategies and Risks." The Staff notes the inclusion of the sub-headings, "Other Investment Companies" and "ReFlow Liquidity Program" under the "Principal Investment Strategies and Risks – Can a Fund Depart From its Principal Investment Strategies?" section. Please clarify if these two items are truly part of the principal investment strategies for the Fund. If the statutory prospectus includes any non-principal investment strategies of the Fund, please identify them as non-principal to avoid confusion.

Response: The Trust notes that the sub-section titled "Can the Fund Depart From its Principal Investment Strategies?" is intended to include disclosure with respect to certain non-principal investment strategies of the Fund. Specifically, the Trust notes that investment in other investment companies and the ReFlow liquidity program are not principal investment strategies of the Fund. The Fund will add disclosure to indicate that these items are not principal strategies of the Fund.

13.Please address the following comment with respect to Item 9 of the Fund's prospectus titled "Principal Investment Strategies and Risks." Under the risk "Economic and Market Events Risk," please add sub-headings to assist with readability. Additionally, please consider removing the cyber security risk language from the Economic and Market Events Risk disclosure, or including it as a separate stand-alone risk.

Response: The Trust confirms that the Economic and Market Events Risk in Item 9 of the prospectus will be updated to include the following sub-headings: Government Actions, Health Crises, Foreign Market Disruptions, Political Turmoil and Military Events, Inflation/Deflation.

The Trust also notes that the cyber security disclosure has been removed from the Economic and Market Events Risk and will be included as a separate principal risk in Item 4 and Item 9 of the prospectus as noted below.

Item 4 prospectus risk –

Cyber Security Risk - A cyber security breach could result in the loss or theft of customer data or funds, loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs, any of which could have a substantial impact on the Fund. The Fund has established risk management systems reasonably designed to seek to reduce the risks associated with cyber-events. However, there is no guarantee that the Fund will be able to prevent or mitigate the impact of any or all cyber-events.

Item 9 prospectus risk –

Cyber Security Risk - With the increased use of technologies, such as mobile devices and "cloud"- based service offerings and the dependence on the Internet and computer systems to perform necessary business functions, the Funds' service providers are susceptible to operational and information or cyber security risks that could result in losses to a Fund and its shareholders. Cyber security breaches are either intentional or unintentional events that allow an unauthorized party to gain access to Fund assets, customer data, or proprietary information, or cause a Fund or Fund service provider to suffer data corruption or lose operational functionality. Intentional cyber security incidents include: unauthorized access to systems, networks, or devices (such as through "hacking" activity or "phishing"); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cyber-attacks can also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on the service providers' systems or websites rendering them unavailable to intended users or via "ransomware" that renders the systems inoperable until appropriate actions are taken. In addition, unintentional incidents can occur, such as the inadvertent release of confidential information (possibly resulting in the violation of applicable privacy laws).

A cyber security breach could result in the loss or theft of customer data or funds, loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs, any of which could have a substantial impact on a Fund. For example, in a denial of service, Fund shareholders could lose access to their electronic accounts indefinitely, and employees of the Adviser, a Sub-Adviser, or the Funds' other service providers may not be able to access electronic systems to perform critical duties for the Funds, such as trading, NAV calculation, shareholder accounting, or fulfillment of Fund share purchases and redemptions. Cyber security incidents could cause a Fund, the Adviser, a Sub-Adviser, or other service provider to incur regulatory penalties, reputational damage, compliance costs associated with corrective measures, litigation costs, or financial loss. They may also result in violations of applicable privacy and other laws. In addition, such incidents could affect issuers in which a Fund invests, thereby causing the Fund's investments to lose value.

Cyber-events have the potential to materially affect the Funds', the Adviser and the sub-adviser's relationships with accounts, shareholders, clients, customers, employees, products, and service providers. The Funds have established risk management systems reasonably designed to seek to reduce the risks associated with cyber-events. There is no guarantee that the Funds will be able to prevent or mitigate the impact of any or all cyber-events.

The Funds are exposed to operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Funds' service providers, counterparties, or other third parties, failed or inadequate processes, and technology or system failures.

The Adviser, Sub-Adviser, and their affiliates have established risk management systems that seek to reduce cybersecurity and operational risks, and business continuity plans in the event of a cybersecurity breach or operational failure. However, there are inherent limitations in such plans, including that certain risks have not been identified, and there is no guarantee that such efforts will succeed, especially since none of the Adviser, a Sub-Adviser, or their affiliates controls the cybersecurity or operations systems of the Funds' third party service providers (including the Funds' custodian), or those of the issuers of securities in which the Funds invest.

In addition, other disruptive events, including (but not limited to) natural disasters and public health crises (such as the COVID-19 pandemic), may adversely affect a Fund's ability to conduct business, in particular if the Fund's employees or the employees of its service providers are unable or unwilling to perform their responsibilities as a result of any such event. Even if the Fund's employees and the employees of its service providers are able to work remotely, those remote work arrangements could result in the Fund's business operations being less efficient than under normal circumstances, could lead to delays in its processing of transactions, and could increase the risk of cyber-events.

14.Please address the following comment with respect to Item 9 of the Fund's prospectus titled "Principal Investment Strategies and Risks." Under the Foreign Securities Risk disclosure, the Staff notes that certain language in this risk factor in regard to political events in foreign countries is duplicative of disclosure located within the Economic and Market Events Risk. Please consider removing duplicative disclosure.

Response: The Trust notes that the disclosure in these risk factors is standardized across the Touchstone fund complex and respectfully declines to make any edits as a result of this comment. However, the Trust will review this disclosure going forward to determine whether any duplicative disclosure can be removed.

15.Please address the following comments with respect to the section of the Fund's prospectus titled "Prior Performance for Similar Accounts Managed by Sands Capital." Please disclose supplementally (1) whether the prior performance includes private funds/accounts and/or registered investment companies, and (2) what types of accounts are the three accounts that comprise the Composite. Please also confirm supplementally if the sub-adviser's composite includes all accounts that have a substantially similar strategy to the Fund. Additionally, please confirm supplementally that the Fund has the records necessary to confirm the prior performance for similar accounts managed by Sands Capital under Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

Response: The Trust confirms that the sub-adviser's composite currently includes (1) one registered investment company (and no private funds), and (2) all accounts that have a substantially similar strategy to the Fund. Supplementally, the Trust notes that the three accounts that comprise the Composite are a collective investment trust, a proprietary separately managed account and one registered mutual fund. Further, the Trust also represents that the sub-adviser has the necessary records to support the calculation of performance as required under Rule 204-2(a)(16).

16.Please address the following comment with respect to the section of the Fund's prospectus titled "Prior Performance for Similar Accounts Managed by Sands Capital." Please ensure that the performance numbers that are in the table match the performance numbers in the paragraph below the table.

Response: The Trust will review this disclosure and will ensure that the numbers in the table match the numbers in the narrative disclosure, as applicable.

Statement of Additional Information

17.Please address the following comment with respect to the section of the Fund's Statement of Additional Information ("SAI") titled "Investment Limitations" under the sub-heading; "Non- Fundamental Investment Limitations." Please review the disclosure in this section and remove or combine any duplicative disclosure relating to the Fund's non-fundamental investment limitations.

Response: The Trust confirms that it will review the Fund's non-fundamental investment limitations and combine and/or remove any duplicative disclosure, as requested.

18.Please address the following comment with respect to the section of the SAI titled "Trustees and Officers of the Trust." Under the column-heading, "Other Directorships Held During the Past 5 Years" and the column-heading, "Principal Occupation(s) During Past 5 Years," please only include information that is within the prior 5 years as required by Form N-1A.

Response: The Trusts submits that Item 17(a)(1) of Form N-1A requires disclosure related to "Other Directorships Held by Director" and "Principal Occupation(s) During Past 5 Years" with respect to the Trustees to be disclosed in the Trustees table. The Trust believes that the current disclosure is sufficient because the Trustees table includes the information required by Item 17(a)(1) of Form N-1A. Accordingly, the Trust respectfully declines to make changes in response to this comment. With respect to the column heading "Other Directorships Held During the Past 5 Years," the Trust will replace the words "During the Past 5 Years" with "by Director" as is required by Form N-1A.

19.Please address the following comment with respect to the section of the SAI titled "Certain Provisions of the Trust's By-Laws – Derivative Claims of Shareholders." The second paragraph discusses the reimbursement of expenses in certain circumstances for derivative actions brought under the Delaware Statutory Trust Act; however, the Staff notes that this type of reimbursement is not permitted for derivative actions made under federal securities law. Please update this disclosure as appropriate to note that reimbursement is not permitted for such claims under federal securities law actions.

Response: The Trust confirms that the following underlined language will be added to the end of the second paragraph: "The Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and, shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisers in the event that the Trustees determine not to bring such action. The foregoing provision relating to the requirement for an undertaking by shareholders making such request to reimburse the Trust for such expenses related to derivative actions does not apply to claims under Federal securities law, so long as the Federal securities laws supersede state law."

* * *

If you have any further questions or comments, please contact me at (513) 629-1648 or Meredyth Whitford- Schultz at (513) 357-6029.

Sincerely,

/s/ Benjamin V. Mollozzi

Benjamin V. Mollozzi

Counsel

cc:Meredyth Whitford-Schultz, Esq. Abigail Hemnes, Esq.

Clair Pagnano, Esq.